CUSIP No. 36229U102                       13D/A                     Page 1 of 7


                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*

                                (Amendment No. 6)

                                 GSI GROUP INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    36229U102
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   John Oliva
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 14, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------------------------------------------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102                       13D/A                     Page 2 of 7


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

                    Highbridge Capital Management, LLC

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                             OO

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                   OO

-------------------------------------------------------------------------------

CUSIP No. 36229U102                       13D/A                     Page 3 of 7

-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

            Highbridge International LLC

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                             WC

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands, British West Indies

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON
                    OO

-------------------------------------------------------------------------------

CUSIP No. 36229U102                       13D/A                     Page 4 of 7

-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

                    Glenn Dubin

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                             OO

-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                   IN

-------------------------------------------------------------------------------

CUSIP No. 36229U102                 13D/A                   Page 5 of 7

Item 1.     Security and Issuer.

     This Amendment No. 6 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010, Amendment No. 3 filed on March 16, 2010, Amendment No. 4 filed on March 19, 2010 and Amendment No. 5 filed on May 11, 2010, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.


Item 4.     Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     On May 14, 2010 Highbridge International and the other Consenting Noteholders entered into the Restructuring Plan Support Agreement with the Issuer Parties, the Equity Committee and each of the members of the Equity Committee (the "Equity Holders"). The Restructuring Plan Support Agreement supersedes the Plan Support Agreement. Under the Restructuring Plan Support Agreement the parties thereto agreed to support the Fourth Modified Plan of Reorganization the terms of which are substantially similar to those set forth in the Term Sheet previously disclosed in Amendment No. 5 to the Schedule 13D. Under the Restructuring Plan Support Agreement the Consenting Noteholders agreed to vote their claims in support of the Fourth Modified Plan of Reorganization, subject to the conditions to termination contained in the Restructuring Plan Support Agreement.

     As previously disclosed in Amendment No. 5 to the Schedule 13D and as more fully described in the Fourth Modified Plan of Reorganization, under the Fourth Modified Plan of Reorganization the Noteholders will receive, in exchange for their Notes, their pro-rata share of (i) between $90,000,000 and $110,000,000 principal amount of New Senior Secured Notes, (ii) the Cash Payment, (iii) all cash proceeds from the Rights Offering, (iv) payment in cash of all accrued but unpaid interest due under the Notes through the date of effectiveness of the Issuer Parties' bankruptcy cases and (v) the Supplemental Equity Exchange.

     As previously disclosed in Amendment No. 5 to the Schedule 13D and as more fully described in the Fourth Modified Plan of Reorganization and the Backstop Commitment Agreement entered into on May 14, 2010 by and among the Issuer and the Consenting Noteholders (the "Backstop Commitment Agreement"), the Consenting Noteholders agreed to backstop the Rights Offering (the "Backstop Commitment"), subject to the conditions to closing and termination contained therein. The Backstop Commitment Agreement sets forth, among other things, the terms of the Backstop Commitment which are substantially similar to those previously disclosed in Amendment No. 5 to the Schedule 13D.

     This description of the Fourth Modified Plan of Reorganization is a summary only and is qualified in its entirety by reference to the Fourth Modified Plan of Reorganization, a copy of which was filed as Exhibit A of Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010.

CUSIP No. 36229U102                       13D/A                     Page 6 of 7

     This description of the Restructuring Plan Support Agreement and Backstop Commitment Agreement is a summary only and is qualified in its entirety by reference to the Restructuring Plan Support Agreement and Backstop Commitment Agreement, copies of which are referenced as Exhibits 10 and 11 hereto, respectively, (which incorporate by reference Exhibits 10.1 and 10.2, respectively, of the Current Report on Form 8-K filed by the Issuer on May 18,
2010).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As described in Item 4 above, on May 14, 2010, the Consenting Noteholders entered into the Restructuring Plan Support Agreement with the Issuer Parties, the Equity Committee and the Equity Holders, under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to the Fourth Modified Plan of Reorganization, a copy of which is referenced as Exhibit 10 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010) and is incorporated herein by reference.

     As described in Item 4 above, on May 14, 2010, the Consenting Noteholders entered into the Backstop Commitment Agreement with the Issuer, under which the Consenting Noteholders agreed to backstop the Rights Offering, a copy of which is referenced as Exhibit 11 hereto (which incorporates by reference Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010) and is incorporated herein by reference.

Item 7.       Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

10. Restructuring Plan Support Agreement, dated as of May 14, 2010, by and among the Consenting Noteholders, the Issuer Parties, the Equity Committee and the Equity Holders (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010).

11. Backstop Commitment Agreement, dated as of May 14, 2010, by and among the Consenting Noteholders and the Issuer (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on May 18, 2010).

CUSIP No. 36229U102                       13D/A                     Page 7 of 7


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 18, 2010

HIGHBRIDGE INTERNATIONAL LLC                HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                     By: /s/ John Oliva
                                            -----------------------------------
                                            Name: John Oliva
                                            Title: Managing Director
By: /s/ John Oliva
    ------------------------------------
Name: John Oliva
Title: Managing Director



/s/ Glenn Dubin
----------------------------------------
GLENN DUBIN